U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                       ____________________

                           FORM 10-SB
                       ____________________

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
              The Securities Exchange Act of 1934
                       ____________________

                        SILVER QUEST, INC.
                        ------------------
          (Name of Small Business Issuer in its charter)


              Idaho                               82-0391094
   ------------------------------               ---------------
  (State or other jurisdiction of              (I.R.S. Employer
   incorporation or organization)             Identification No.)


15304 E. Monmouth Place
Aurora, Colorado                                          80015
---------------------------------------                  --------
(Address of principal executive offices)                (Zip code)

Issuer's telephone number: (303) 693-0603
                           --------------

Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                            ------------
                          (Title of Class)






                     Page One of Sixty Six Pages
                 Exhibit Index is Located at Page 35.

                          TABLE OF CONTENTS

                                                             Page
                                                             ----
Part I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    7

Item 3.   Description of Property. . . . . . . . . . . . . .   14

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . .   15

Item 6.   Executive Compensation . . . . . . . . . . . . . .   17

Item 7.   Certain Relationships and
          Related Transactions.  . . . . . . . . . . . . . .   19

Item 8.   Description of Securities. . . . . . . . . . . . .   19

Part II
Item 1.   Market for Common Equities and Related Stockholder
          Matters . . . . . . . . . . . . . .. . . . . . . .   20

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   22

Item 3.   Changes in and Disagreements with Accountants. . .   22

Item 4.   Recent Sales of Unregistered Securities. . . . . .   22

Item 5.   Indemnification of Directors and Officers. . . . .   23

Part F/S
          Financial Statements . . . . . . . . . . . . . . .   24

Part III
Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   35

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   36

                               PART I

Item 1.  Description of Business

     Silver Quest, Inc. (the "Company"), was incorporated on April 11, 1983 under the laws of the State of Idaho, to engage in any lawful corporate purpose. From inception of the Company through January 1993, the Company was engaged in the mining business, wherein it acquired mineral rights on land which management believed had mining potential and thereafter leased these properties. Since January 1993, the Company has been dormant, as it undertook no other operations. Other than issuing shares to its original shareholders, the Company never commenced any other operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2, Plan of Operation."

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no recent operating history nor any revenues or earnings from operations since January 1993. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public
entities.   A large number of established and well-financed
entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability.
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

     Depending upon the nature of the relevant business opportunity and the applicable state statutes relating to the structure which such transaction is undertaken, the Company's Board of Directors expects that it will provide the Company's shareholders with complete disclosure documentation concerning a potential business opportunity and the structure of the proposed business combination prior to consummation of the same, which disclosure, if so undertaken, is expected to be in the form of a proxy or information statement. While such disclosure may include audited financial statements of such a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within sixty days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting approximately 20 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S, Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the

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business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, except for the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/

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acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.

In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities, which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 15304 East Monmouth Place, Aurora, Colorado 80015. This space is provided to the Company on a rent free basis by Cheryl Miller, an officer and director of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.


Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and            Amount and
                   Address of           Nature of
                   Beneficial           Beneficial     Percent of
Title of Class       Owner              Owner            Class

Common        Cheryl Miller1              150,000          43.5%
              15304 E. Monmouth Place
              Aurora, CO 80015

Common        Lowell Miller1               30,000           8.7%
              2500 Niles Avenue
              St. Joseph, MI 49085

Common        Carolyn H. Sagara1           30,000           8.7%
              8221 W. Walker Dr.
              Littleton, CO 80123

Common        Phyliss C. Miller           26,000           7.5%
              2609 Lake View Avenue
              St. Joseph, MI  49085

Common        Vance B. Miller             20,000           5.8%
              Box 100
              Wickenburg, AZ 85358-0100

                    Name and            Amount and
                   Address of           Nature of
                   Beneficial           Beneficial     Percent of
Title of Class       Owner              Owner            Class

Common        Wallace Westwood            20,000           5.8%
              5900 W. Rowland Avenue
              Littleton, CO  80123

Common        William Miller              25,000           7.3%
              6979 W. Quarto Place
              Littleton, CO  80123

Common        All Officers and           210,000          60.9%
              Directors as a
              Group (3 persons)
____________________

1     Officer and director.

     The balance of the Company's outstanding Common Shares are held by 3 persons.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

         The directors and officers of the Company are as follows:

Name                          Age         Position

Lowell S. Miller               53         President, Director

Cheryl J. Miller               46         Secretary, Treasurer,
                                          Director

Carolyn Sagara                 34         Vice President,
                                          Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. Lowell S. Miller and Cheryl J. Miller are brother and sister.

Resumes

     Lowell S. Miller, President and a director of the Company, has held his positions with the Company since its inception. In addition to his positions with the Company, since 1992 Mr. Miller has been President of Win, Inc., St. Joseph, Michigan, which is involved in structuring mining and real estate ventures. Mr. Miller received a Master's Degree in 1967 from the University of Chicago and a Bachelor of Science degree in 1965 from the University of Arizona. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     Cheryl J. Miller, Secretary, Treasurer and a director of the Company, has held her position as a director of the Company since February 1984, as Secretary since November 1994, and as Treasurer since April 1996. In addition to her positions with the Company, since August 1991, Ms. Miller has been a registered representative with Rocky Mountain Securities & Investments, an Englewood, Colorado, stock brokerage firm. Ms. Miller received a Masters Degree in Arts in 1973 from Creighton University and a Bachelor of Science degree in 1970 from Colorado Woman's College. She devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     Carolyn Sagara, Vice President and a director of the Company, has held her position with the Company since April 1996. In addition to her positions with Company, since May 1996, Ms. Sagara has been a social worker with the Denver Department of Social Services, Denver, Colorado. From May 1995 to May 1996, Ms. Sagara was a therapist with Denver Mental Health Corp., Denver, Colorado, and from September 1987 to May 1995, a therapist with Arapahoe County Mental Health Center, Inc., Englewood, Colorado. Ms. Sagara received her Masters Degree in Counseling in 1987 from University of Colorado at Denver, Colorado, and her Bachelor of Science Degree in education in 1979 from Metro State College, Denver, Colorado. She devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

     None of the Company's officers and/or directors have had any direct experience in identifying emerging companies for investment and/or business combinations.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the

Company, nor have they received such compensation in the past.
They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.01 per share. There are 345,000 Common Shares issued and outstanding as of the date of this filing.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I.

Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                            PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD") which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In February 1985, the Company issued 34,500 of its Common Shares for cash, services and expenses valued at approximately $.35 per share ($12,075). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933. Thereafter, in July 1997, the Company undertook a forward split of its common stock wherein 10 shares were issued for every 1 share of common stock then issued and outstanding.

     As of the date of this report, all of the Company's Common
Stock are eligible for sale under Rule 144 promulgated under the

Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     The Company has not issued any of its securities during the three year period preceding the date of this Registration Statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation and Bylaws do not provide for the indemnification of officers and directors or any other persons. The laws of the State of Idaho provide that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or as serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement in connection with such threatened, pending or completed suits or proceedings, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the corporation. With respect to matters as to which a corporation's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to a corporation, Idaho also law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                             PART F/S

Financial Statements.

     The following financial statements are attached to this report and filed as a part thereof. See page 25.

     1)  Table of Contents - Financial Statements
     2)  Report of Independent Auditor
     3)  Balance Sheet
     4)  Statement of Operations
     5)  Statement of Cash Flow
     6)  Statement of Shareholders' Equity
     7)  Notes to Financial Statements

                              SILVER QUEST, INC.
                       (A Development Stage Company)


                       Audited Financial Statements

               For the Years Ended December 31, 1996 and 1995
               and the Interim Period Ended September 30, 1997
    and the Period January 1, 1995 (Inception) Through September 30, 1997

                              SILVER QUEST, INC.


                              TABLE OF CONTENTS

                                                            Page
                                                            ----

     Independent Auditors' Report                              1

     Financial Statements

          Balance Sheet                                        2

          Statement of Operations                              3

          Statement of Cash Flow                               4

          Statement of Shareholders' Equity                    5

          Notes to the Financial Statements                  6-7

                         Kish Leake & Associates, P.C.
                         Certified Public Accountants

J.D. Kish, C.P.A., M.B.A.                    7901 E. Belleview Ave., Suite 220
James D. Leake, C.P.A., M.T.                         Englewood, Colorado 80111
   -------------------                                Telephone (303) 779-5006
                                                      Facsimile (303) 779-5724



                          Independent Auditor's Report
                          ----------------------------

We have audited the accompanying balance sheet of Silver Quest, Inc. (a development stage company), as of December 31, 1996 and the interim period ended September 30, 1997 and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended December 31, 1996 and 1995, the interim period ended September 30, 1997 and the period January 1, 1995 (inception) through September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Quest, Inc. at December 31, 1996 and the interim period ended September 30, 1997 and the results of its operations and its cash flows for the fiscal years ended December 31, 1996 and 1995, the interim period ended September 30, 1997, and the period January 1, 1995 (inception) through September 30, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern.   The deficiency in working capital as
of September 30, 1997 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

s/Kish, Leake & Associates, P.C.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
November 20, 1997

Silver Quest, Inc.
(A Development Stage Company)
Balance Sheet
______________________________________________________________________________

                                                         September  December
                                                          30, 1997  31, 1996
                                                         ---------  ---------
ASSETS                                                   $       0  $       0
                                                         =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable                                             6,500      1,250
                                                         ---------  ---------
SHAREHOLDERS' EQUITY

Common Stock, .01 Par Value
Authorized 50,000,000 Shares; Issued
And Outstanding 345,000 Shares                               3,450      3,450

Additional Paid In Capital                                  12,861      8,111

Retained Deficit                                           (22,811)   (12,811)
                                                         ---------  ---------

TOTAL SHAREHOLDERS' EQUITY                                  (6,500)    (1,250)
                                                         ---------  ---------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                     $       0  $       0
                                                         =========  =========



















          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Silver Quest, Inc.
(A Development Stage Company)
Statement Of Operations
______________________________________________________________________________

                                                                     January
                               Nine Month                            1, 1995
                             Interim Period                        (Inception)
                                  Ended                              through
                                September    December    December   September
                                 30, 1997    31, 1996    31, 1995    30, 1997
                                 --------    --------    --------    --------
REVENUE                          $      0    $      0    $      0    $      0
                                 --------    --------    --------    --------
EXPENSES

  Professional Fees                10,000       1,250           0      11,250
                                 --------    --------    --------    --------

Total                              10,000       1,250           0      11,250
                                 ========    ========    ========    ========

Net (Loss)                      ($ 10,000)  ($  1,250)   $      0   ($ 11,250)
                                 ========    ========    ========    ========

Net (Loss) Per
 Common Share                      ($0.03)     ($0.00)      $0.00      ($0.03)
                                 ========    ========    ========    ========

Common Shares
 Outstanding                      345,000     345,000     345,000     345,000
                                 ========    ========    ========    ========





















          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Silver Quest, Inc.
(A Development Stage Company)
Statement Of Cash Flows
______________________________________________________________________________

                                                                     January
                                Nine Month                           1, 1995
                              Interim Period                       (Inception)
                                   Ended                             through
                                 September   December    December    September
                                 30, 1997      1996        1995      30, 1997
                                 --------    --------    --------    --------
Net (Loss) Accumulated
 During The Development
 Stage                          ($ 10,000)  ($  1,250)   $      0   ($ 11,250)

Items Not Affecting Cash Flow:

  Expenses Paid By Shareholders'
     On Behalf Of The Company       4,750           0           0       4,750

   Increase In Accounts Payable  $  5,250    $  1,250           0       6,500
                                 --------    --------    --------    --------
Cash Flows From Operations              0           0           0           0
                                 --------    --------    --------    --------

CASH FLOWS FROM
  FINANCING ACTIVITIES                  0           0           0           0
                                 --------    --------    --------    --------
Cash Flows From Financing               0           0           0           0
                                 --------    --------    --------    --------
CASH FLOWS FROM
   INVESTING ACTIVITIES                 0           0           0           0
                                 --------    --------    --------    --------

Cash Flows From Investing               0           0           0           0
                                 --------    --------    --------    --------

Net Increase In Cash                    0           0           0           0
Cash At Beginning Of Period             0           0           0           0
                                 --------    --------    --------    --------

Cash At End Of Period            $      0    $      0    $      0    $      0
                                 ========    ========    ========    ========

Non-Cash Activities:

Expenses Paid By Shareholders'
  On Behalf Of The Company       $  4,750    $  4,750    $      0    $  4,750
                                 ========    ========    ========    ========






          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Silver Quest, Inc.
(A Development Stage Company)
Statement Of Shareholders' Equity
__________________________________________________________________________________

                             Number Of             Additional
                               Common     Common    Paid-In    Retained
                              Shares**     Stock    Capital    Deficit     Total
                              --------   --------   --------   --------   --------
Balance At December 31,
  1994, 1995                   345,000   $  3,450   $  8,111  ($ 11,561)  $      0
                              --------   --------   --------   --------   --------
Net Loss December 31, 1996                                       (1,250)    (1,250)

Balance At December 31, 1996   345,000      3,450      8,111    (12,811)    (1,250)
                              --------   --------   --------   --------   --------

Net Loss September 30, 1997                                     (10,000)   (10,000)
Additional Paid In Capital                             4,750                 4,750

Balance At September 30, 1997  345,000   $  3,450   $ 12,861   ($22,811) ($  6,500)
                              ========   ========   ========   ========   ========





 ** Reflects 10 for 1 Stock Split.

























          The Accompanying Notes Are An Integral Part Of These Financial Statements.


Silver Quest, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended December 31, 1996 and 1995
and the Interim Period Ended September 30, 1997
-----------------------------------------------------


Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization:

On April 11, 1983, Silver Quest, Inc. (the Company) was incorporated under the laws of Idaho for the purpose of engaging in the mining business. In December 1986 the Company ceased operations in the mining business.

On January 1, 1995 the Company's management decided to search for a merger or acquisition candidate and therefore has entered into the development stage.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon an acquisition.

Developmental Stage:

The Company is currently in the developmental stage and has no significant operations to date.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in the nine month interim period ended September 30, 1997 and the years ended December 31, 1996 and 1995 was $-0-. Cash paid for income taxes in the nine month interim period ended September 30, 1997 and the years ended December 31, 1996 and 1995 was $-0-.

Net (Loss) per Common Share:

Net (Loss) per common share is computed by dividing the net loss for the period by the number of shares outstanding at the nine month interim period ended September 30, 1997 and at December 31, 1996 and 1995.

Silver Quest, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal years Ended December 31, 1996 and 1995
and the Interim Period Ended September 30, 1997
-----------------------------------------------------

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.


Note 2 - Equity
----------------

The Company initially authorized 50,000 shares of $.01 par value common stock.

In July 1997 the board of directors of the Company approved a 10 to 1 forward split making the outstanding common stock equal to 345,000 shares.


Note 3 - Related Party Events
-----------------------------

The Company maintains a mailing address provided by an officer and director on a cost free basis at their residence. No expense has been recorded as the value of the address is considered immaterial.


Note 4 - Income Taxes
---------------------

At December 31, 1996 the Company had net operating loss carryforwards available for financial statement and Federal income tax purposes of approximately $1,250 which, if not used, will expire in the year 2011.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of December 31, 1996 and 1995 there is no material difference between recorded book basis and tax basis. The Company has made no provision for income taxes because there have been no operations generating taxable income for financial statement or tax purposes.

Silver Quest, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal years Ended December 31, 1996 and 1995
and the Interim period Ended September 30, 1997
-----------------------------------------------------

The Company had a deferred tax asset of $250 as of December 31, 1996, and $2,250 as of the interim period ended September 30, 1997 primarily for its net operating loss carryforward which has been fully reserved through a valuation allowance. The change in valuation allowance for 1996 is $250 and for the interim period ended September 30, 1997 $2,000.

Note 5 - Basis of Presentation
------------------------------

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as needed basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.


Note 6 - Subsequent Events
--------------------------

The Company will be filing a Form 10SB with the Securities and Exchange Commission.

                                    PART IV

Item 1.  Exhibit Index


No.                                                    Sequential
___                                                     Page No.
                                                        ________


     (3)  Articles of Incorporation and Bylaws

3.1       Articles of Incorporation                            36

3.2       Bylaws                                               43

     (4)  Instruments Defining the Rights of Holders

4.1       Copies of Form of Lock-up Agreements Executed
          by the Company's Shareholders                        63

     (27) Financial Data Schedule

27.1      Financial Data Schedule                              66

_____________________

                       SILVER QUEST, INC.
                 _____________________________

                          EXHIBIT 3.1
                 _____________________________

                   ARTICLES OF INCORPORATION

                 _____________________________

                              STATE OF IDAHO

                       CERTIFICATE OF INCORPORATION
                                    OF

                            SILVER QUEST, INC.

     I, PETE T. CENARRUSA, Secretary of State of the State of Idaho, hereby certify that duplicate originals of Articles of Incorporation for the incorporation of

                            SILVER QUEST, INC.
----------------------------------------------------------------------

duly signed pursuant to the provisions of the Idaho Business Corporation Act,

have been received in this office and are found to conform to law.

     ACCORDINGLY and by virtue of the authority vested in me by law, I issue this Certificate of Incorporation and attach hereto a duplicate original of the Articles of Incorporation.

Dated: April 11, 1983


                                          s/Pete T. Cenarrusa

                                          SECRETARY OF STATE

      [ S E A L ]

                               by:_________________________________________

                   ARTICLES OF INCORPORATION

                              OF

                      SILVER QUEST, INC.

     KNOW ALL MEN BY THESE PRESENTS that I, the undersigned citizen of the United States of America, over the age of twenty-one years, do hereby voluntarily form a domestic corporation under and by virtue of the laws of the State of Idaho, and I do hereby make, sign, acknowledge and file these Articles of Incorporation as follows:

                           ARTICLE I.

     The name of this corporation is, and shall be SILVER QUEST, INC.

                           ARTICLE II.

     The purpose or purposes for which the corporation is organized are:

     2.1 The transaction of any or all lawful business for which corporations may be incorporated under the Idaho Business
Corporation Act.

                           ARTICLE III.

     The corporate existence of this corporation shall be perpetual.

                            ARTICLE IV.

     The registered agent in the State of Idaho shall be Alden Hull. The location of the corporation's registered office in the State of Idaho shall be 415 Seventh Street, Wallace, Idaho 83873. The post office address of the corporation's registered office in the State of Idaho shall be P.O. Box 709, Wallace, Idaho 83873.

                             ARTICLE V.

     This company shall be capitalized for $500,000.00. The total authorized stock of this corporation shall be divided into

50,000,000 shares, all of which shall be common stock with a par value of one cent ($.01) per share. Said shares shall be non-assessable and shall be of the same class and every share of said stock shall be equal in all respects to every other of said shares, and there shall be no preemptive rights.

     The said shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without action by the stockholders.

     Notwithstanding the provisions of Section 30-1-26, Idaho Code, the Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation.

                            ARTICLE VI.

     The corporate powers of this corporation shall be vested in a Board of Directors of not less than three (3) and no more than seven (7) members, who shall be elected annually by the shareholders, and who shall serve until the election and qualification of their successors. A Director of this corporation need not be a shareholder therein. Directors who are to serve for the first corporation year shall be selected by the incorporator. Unless otherwise determined by the shareholders, the Board of Directors by resolution, shall from time to time fix the number of directors within the limit herein Provided. Three (3) shall constitute the initial board.

                            ARTICLE VII.

     The name and post office address of the incorporator are as

                                -2-
follows:

          Name                  Address

     Alden Hull                 P.O. Box 709
                                Wallace, Idaho 83873

                            ARTICLE VIII.

     The names and addresses of the initial Directors are as follows:

          Name                  Address

     Piatt Hull                 P.O. Box 709
                                Wallace, Idaho 83873

     Lowell Miller              514 Botham Avenue
                                St. Joseph, Michigan 49085

     John Lovejoy               15304 East Monmouth Place
                                Auroa, Colorado 80015

                             ARTICLE IX.

     In addition to the power conferred upon the shareholders by law, to make, amend or repeal By-Laws for this corporation, the Directors shall have the power to repeal and amend the By-Laws and adopt new By-Laws, but such powers may be executed only by a majority of the whole Board of Directors.

                             ARTICLE X.

     A director or officer of the corporation shall not, in the absence of actual fraud, be disqualified by his office from dealing or contracting with the corporation, either as vendor, purchaser, or otherwise; and in the absence of actual fraud no transaction or contract of the corporation shall be void or voidable by reason of the fact that any director or officer, or firm of which any director or officer is a member, or any other corporation of which any director or officer is a shareholder, officer or director, is in anyway interested in such transaction or contract; provided, that such transaction or contract is, or shall be authorized, ratified or approved (1) by a vote of a majority of a quorum of the Board of Directors, or of the Executive Committee, if any, counting for the purpose of determining the existence of such majority or quorum, any Director, when present, who is so interested, or who is a member of a firm so interested; or (2) at a stockholders meeting by a vote of a majority of the outstanding shares of stock of the corporation represented at such meeting and then entitled to vote, or by writing or writings signed by a majority of such holders of stock which shall have the same force and effect as though such corporation, ratification or approval were made by the stockholders; and no director or officer shall be liable to account to the corporation for any profits realized by him through any such transaction or contract of the corporation authorized, ratified or approved, as aforesaid, by reason of the fact that he may be, or any firm of which he is a member, or any corporation of which he is a shareholder, officer or director, was interested in such transaction. Nothing in this paragraph contained shall create any liability in the events above mentioned, or prevent the authorization, ratification or approval of such contracts or transactions in any other manner permitted by law, or invalidate or made voidable any contract or transaction which would be valid without reference to the provisions of this paragraph.

     IN WITNESS WHEREOF, I have hereunto set my hand in quadruplicate this 21st day of March, 1983.


                                   s/Alden Hull
                                  _______________________________


                                -4-

STATE OF IDAHO      )
                    ) ss
County of Shoshone  )

     I, MELISSA SCHEFFELMAIER, a notary public, do hereby certify that on this 21st day of March, 1983, personally appeared before me, ALDEN HULL, who being by me first duly sworn, declared that he is the person who signed the foregoing document as incorporator, and that the statements therein contained are true.


                              s/Melissa Scheffelmaier
                              -----------------------------------
                              Notary Public in and for the State of
                              Idaho, Residing at:  Wallace
                              Lifetime Commission

                       SILVER QUEST, INC.
                  ____________________________

                          EXHIBIT 3.2
                  ____________________________

                             BYLAWS

                  ____________________________

                             BY-LAWS

                               OF

                        SILVER QUEST, INC.

                      ______________________

                        ARTICLE I. OFFICES

     The principal office of the corporation in the State of Idaho shall be located in the City of Wallace, County of Shoshone. The Corporation may have such other offices, either within or without the State of Idaho, as the board of directors may designate or as the business of the corporation may require from time to time.

     The registered office of the corporation required by the Idaho Business Corporation Act to be maintained in the State of Idaho may be, but need not be, identical with the principal office of the State of Idaho, and the address of the registered office may be changed from time to time by the board of directors.

                      ARTICLE II. SHAREHOLDERS

     Section 1. Annual Meeting. The annual meeting of the shareholders shall be held on the first Monday in the month of April in each year, beginning with the year 1984, at the hour of 2:00 o'clock p.m., or at such other time on such other day within such month as shall be fixed by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Idaho, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

     Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than one-fifth of all outstanding shares of the corporation entitled to vote at the meeting.

     Section 3. Place of Meeting. The board of directors may designate any place, either within or without the State of Idaho, as the place of meeting for any annual meeting or for any special meeting called by the board of directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Idaho, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation in the State of Idaho.

     Section 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock


                                 -2-
transfer books of the corporation, or at such other last known address of which the corporation may have notice, with postage thereon prepaid.

     Section 5.  Closing of Transfer Books or Fixing of Record
Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this


                                 -3-
section, such determination shall apply to any adjournment thereof.

     Section 6. Voting Record. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete record of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

     Section 7.  Quorum.  A majority of the outstanding
shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum of a meeting of shareholders, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. If a quorum is present at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     Section 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before


                                 -4-

     Section 7.  Quorum.  A majority of the outstanding
shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum of a meeting of shareholders,

but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. If a quorum is present at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     Section 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

     Section 9.  Voting of Shares.  Subject to the provisions of
Section 12 of this Article II, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to vote at a meeting of shareholders.

     Section 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such other corporation may determine.


                                 -5-

     Shares held by the administrator, personal representative, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

     Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in the appropriate order of the court by which such receiver was appointed.

     A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

     Neither treasury shares of its own stock held by the corporation, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

     Section 11. Informal Action by Shareholders. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.


                                 -6-

     Section 12. Cumulative Voting. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principle among any number of such candidates.

                ARTICLE III. BOARD OF DIRECTORS

     Section 1. General Powers. The business and affairs of the corporation shall be managed by its board of directors.

     Section 2. Number, Tenure and Qualifications. The number of directors of the corporation shall be not less than three (3) and no more than seven (7) members. Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified. Directors need not be residents of the State of Idaho or shareholders of the corporation.

     Section 3. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Idaho, for the holding of additional regular meetings without other notice than such resolution.

     Section 4. Special Meetings. Special meetings of the board of directors may be called by or at the request of the president
or any two directors.   The person or persons authorized to call
special meetings of the board of directors may fix any place, either within or without the State of Idaho, as the place for


                                 -7-
holding any special meeting of the board of directors called by them.

     Section 5. Notice. Notice of any special meeting shall be given at least three days previously thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

     Section 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

     Section 8. Action without a meeting. Any action required or permitted to be taken by the board of directors at a meeting


                                 -8-
may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

     Section 9. Vacancies. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the board of directors for a term of office continuing only until the next election of directors by the shareholders.

     Section 10. Compensation. By resolution of the board of directors, each director may be paid his expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

     Section 11. Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director


                                 -9-
who voted in favor of such action.

                     ARTICLE IV. OFFICERS

     Section 1. Number. The officers of the corporation shall be a president, one or more vice-presidents (the number thereof to be determined by the board of directors), a secretary, and a treasurer, each of whom shall be elected by the board of directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the board of directors. Any two or more offices may be held by the same person, except the offices of president and secretary.

     Section 2. Election and term of Office. The officers of the corporation to be elected by the board of directors shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

     Section 3. Removal. Any officer or agent may be removed by the board of directors whenever in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

     Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.


                                -10-

     Section 5. President. The president shall be the principal executive officer of the corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders and of the board of directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation any deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these By-Laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

     Section 6. The Vice-Presidents. In the absence of the president or in the event of his death, inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice-president may sign, with the secretary or any assistant secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the president or by the board of directors.


                                 -11-

     Section 7. The Secretary. The secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the president, or a vice-president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation;
and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors.

     Section 8. The Treasurer. The treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article
V of these By-Laws; and (c) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his


                                 -12-
duties in such sum and with such surety or sureties as the board of directors shall determine.

     Section 9. Assistant Secretaries and Assistant Treasurers. The assistant secretaries, when authorized by the board of directors, may sign with the president or a vice-president certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the board of directors. The assistant treasurers shall respectively, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

     Section 10. Salaries. The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

       ARTICLE V.  CONTRACTS, LOANS, CHECKS AND DEPOSITS

     Section 1. Contracts. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

     Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to


                                 -13-
specific instances.

     Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

     Section 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

     ARTICLE VI.  CERTIFICATES FOR SHARES AND THEIR TRANSFER

     Section 1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the board of directors. Such certificates shall be signed by the president or a vice-president and by the secretary or an assistant secretary and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the corporation itself or one of its employees. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one


                                 -14-
may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

     Section 2. Transfer of Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender for cancellation of the certificates for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

                   ARTICLE VII.  FISCAL YEAR

     The fiscal year of the corporation shall begin on the first day of January and end on the thirty first day of December in each year.

                    ARTICLE VIII.  DIVIDENDS

     The board of directors may, from time to time, declare and the corporation may pay dividends on its outstanding shares in the manner, and upon the terms and conditions provided by law and its Articles of Incorporation.

                   ARTICLE IX.  CORPORATE SEAL

     The corporate seal of the corporation shall consist of two concentric circles, between which shall be the name of the corporation, in the center of which shall be inscribed the year of its incorporation and the words "Corporate Seal, State of Idaho", said seal to be in the form as shown by the impression to the right.


                                 -15-

     In lieu of the corporate seal, when so authorized by the Board of Directors, a facsimile thereof may be impressed or affixed or reproduced.

                  ARTICLE X.  WAIVER OF NOTICE

     Whenever any notice is required to be given to any shareholder or director of the corporation under the provisions of these ByLaws or under the provisions of the Articles of Incorporation or under the provisions of the Idaho Business Corporation Act, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                     ARTICLE XI.  AMENDMENTS

     These By-Laws may be altered, amended or repealed and new
By-Laws may be adopted by the board of directors or by the shareholders at any regular or special meeting.

                ARTICLE XII.  EXECUTIVE COMMITTEE

     Section 1. Appointment. The board of directors by resolution adopted by a majority of the full board, may designate two or more of its members to constitute an executive committee. The designation of such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

     Section 2. Authority. The executive committee, when the board of directors is not in session shall have and may exercise all of the authority of the board of directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee and except also that the executive committee shall not have the authority of the board of directors in reference to amending the articles of incorporation, adopting a plan of merger or consolidation,


                                 -16-
recommending to the shareholders the sale, lease or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommending to the shareholders a voluntary dissolution of the corporation of a revocation thereof, or amending the By-Laws of the corporation.

     Section 3. Tenure and Qualifications. Each member of the executive committee shall hold office until the next regular annual meeting of the board of directors following his designation and until his successor is designated as a member of the executive committee and is elected and qualified.

     Section 4. Meetings. Regular meetings of the executive committee may be held without notice at such times and places as the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof upon not less than one day's notice stating the place, date and hour of the meeting, which notice may be written or oral, and if mailed, shall be deemed to be delivered when deposited in the United States mail addressed to the member of the executive committee at his business address. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

     Section 5. Quorum. A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.


                                 -17-

     Section 6. Action Without a Meeting. Any action required or permitted to be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the executive committee.

     Section 7. Vacancies. Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full board of directors.

     Section 8. Resignations and Removal. Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the president or secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     Section 9. Procedure. The executive committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these By-Laws. It shall keep regular minutes of its proceedings and report the same to the board of directors for its information at the meeting thereof held next after the proceedings shall have been taken.

     The foregoing By-Laws were regularly adopted at the first meeting of the Directors of the corporation held on the 29th day of February, 1984 at Wallace, Idaho.

                              s/Lowell S. Miller
                              -----------------------------------
                              Chairman of Meeting of Directors

                              s/Piatt Hull
                              -----------------------------------
                              Secretary of Meeting of Directors


                                 -18-

     I, the undersigned, Incorporator of the above named corporation do hereby adopt the foregoing code of By-Laws.

                              s/Alden Hull
                              -----------------------------------

     We, the undersigned, constituting (a) a majority of the Board of Directors, and (b) the Secretary of the above named corporation, certify that the foregoing is a true and exact copy of the By-Laws of the Corporation, duly adopted at a meeting of the Directors of the Corporation held on the 29th day of February, 1984.

                              s/Lowell S. Miller
                              -----------------------------------

                              -----------------------------------

                              -----------------------------------

                              s/Piatt Hull
                              -----------------------------------
                              Secretary of the Corporation

                       SILVER QUEST, INC.
                  ___________________________

                          EXHIBIT 4.1
                  ___________________________

                            FORM OF

                   SHAREHOLDER LOCK-UP LETTER
                  ____________________________

                                            ____________________________, 1997


Board of Directors
Silver Quest, Inc.
15304 E. Monmouth Place
Aurora, Colorado  80015

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Silver Quest, Inc. (the "Company"), par value $0.01 per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange
Commission a registration statement on Form 10-SB (File No.                  )
(the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                           [Signature of Holder]

                                   _____________________________________
                                           [Please Print Name(s)]


                                   _____________________________________
                                   [Number of Shares of Common Stock Owned]

                              SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SILVER QUEST, INC.
                                   (Registrant)

                                   Date:  December 19, 1997


                                   By: s/Lowell S. Miller
                                      ---------------------------
                                      Lowell S. Miller,
                                      President




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